May 28, 2015

To: Barbara C. Jacobs

      Assistant Director

      United States Security and Exchange Commission

Re: Global Gard, Inc.

Registration Statement on Form S-1

Filed April 14, 2015

File No. 333-203400

In response to your letter dated May 11, 2015 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Global Gard, Inc. (the “Company”).  Amendment No. 1 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to your comments.  For your convenience, we have reproduced below the comments contained in your May 11, 2015 letter immediately before our response.

Cover Page

1. We note your disclosure under risk factors stating that you are a shell company. Please revise your cover page to alert investors to your shell company status. Additionally, expand your risk factor disclosure to describe the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also describe the potential impact on your ability to attract additional capital.

RESPONSE:

We have revised our cover page to add the following, as the 10th paragraph on page 3:

“GG is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents.”

We have also amended the risk factor started at the bottom of page 11:

“Because our Company is a shell company there are: restrictions imposed upon the transferability of unregistered shares, prohibition on the use of Form S-8 and enhanced reporting requirements

GG is a shell company as defined in Rule 405, because it is a company with nominal operations and it has assets consisting solely of cash and cash equivalents. Accordingly, there will be illiquidity of any future trading market until the company is no longer considered a shell company, as well as restrictions imposed upon the transferability of unregistered shares outlined in Rule 144(i). Our investors are not allowed to rely on Rule 144 of the Securities Act for a period of one year from the date that we cease to be a shell company. Because investors may not be able to rely on an exemption for the resale of their shares other than Rule 144, and there is no guarantee that we will cease to be a shell company, they may not be able to re-sell our shares in the future and could lose their entire investment as a result.

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374

Because we are a shell company, we are not entitled to file registration statements on Form S-8, which is typically used to register stock that is offered to employees and consultants via benefit or incentive plans. As a result, we may have difficulties attracting qualified employees and consultants because we are not able to compensate them in the same fashion that non-shell companies can.

Being a shell company, there are enhanced reporting requirements imposed on us: when reporting an event that causes us to cease being a shell company, we have to file with the Commission the same type of information that it would be required to file to register a class of securities under the Securities Exchange Act of 1934.

These restrictions and requirements will likely have a negative impact on our ability to attract additional capital.”

Risk Factors

“We may not be able to successfully develop our apps…”

2. Please revise the risk factor caption to state unequivocally that you have not yet commenced development of the apps you intend to offer.

RESPONSE:

We have revised the title on the last risk factor on page 15:

“We have not yet commenced development of the apps we intend to offer and there are no guarantees that we will be able to successfully develop our apps”

Use of Proceeds

3. You state that proceeds will not be utilized to pay salary to Mr. Siwarirat. Please expand your disclosure to explain whether there are any agreements in place supporting this restriction upon use of proceeds.

RESPONSE:

We have revised the second paragraph under the table, on page 16:

“The proceeds will not be used, fully or in part, to pay salary or make any other payments to the Company’s sole officer and Director, Mr. Phiraphat Siwarirat. Even though there are no written agreements in place supporting this restriction on payment to Mr. Siwarirat upon the use of proceeds, the proceeds from this offering are intended to be used exclusively as shown in the table above. Mr. Siwarirat is committed to receive salary or any other payment from the Company only and if the company becomes profitable.”

Information with Respect to the Registrant

Competitive Advantages

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374

4. Please expand your disclosures to provide detailed information on the current competitive landscape for each of the apps that you intend to develop and the extent to which these specific app markets are developed. To the extent that other apps already offer the functionalities you intend to include in your offerings, provide a particularized discussion of how you intend to distinguish your offerings.

RESPONSE:

We have added the following as the last paragraph on page 24 and the first 2 paragraphs on page 25:

“The emergency or distress use of cellular technology has existed for a number of years in both dedicated hardware and software.  The dedicated hardware market has a range of phones designed for children and seniors that have dedicated buttons for emergency purposes. These phones range in price from $39 dollars to over $100 dollars. The Company feels that its software application will be more desirable in the over 12 year old to the under 70-year-old market than the dedicated phones. The Company’s application will be designed to operate on the most popular existing cell phones that our target market will already own, plus as our application will be more affordable than the dedicated phones.

 The emergency smart phone software industry has been around for a number of years with one of the most popular programs being Guardly ™ that started operations in 2010. Guardly’s product line has multiple applications for specific situations; in contrast G.G. App will provide many of the same features in a single application and will offer a single more robust application.

The Company’s second application allowing for secure voice and messaging will be entering an established market with competitors like Silent Circle ™. The Company’s planned price of $1.99 per month for its application is 80% less than the basic fee charged by Silent Circle. The Company feels that its’ pricing will be its most distinguishing market feature and competitive advantage.”

Reports to Security Holders

5. We note your statement in this section that as a result of this offering, you will become subject to the information and periodic reporting requirements of the Exchange Act. Please confirm that you intend to file a Form 8-A to register your common shares under the Exchange Act. Alternatively, please revise your disclosure to describe the limited periodic reporting obligations that will be imposed on you upon effectiveness of the registration statement. You should inform holders that you will not be a fully reporting company because you are not registering a class of securities under Section 12 of the Exchange Act; and you should describe how reporting and other regulatory requirements applicable to a Section 15(d) filer vary from those applicable to issuers of classes of securities registered under Section 12 of the Exchange Act.

RESPONSE:

We have revised this section starting on page 26:

“After we complete this offering, we will be required to file reports with the SEC under section 13 (a) or 15(d) of the Exchange Act (supplementary and periodic information for an issuer which shall file a registration statement which has become effective pursuant to the Securities Act of 1933, as amended, shall file with the Commission, in accordance with such rules and regulations

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374

as the Commission may prescribe as necessary or appropriate in the public interest or for the protection of investors). The reports will be filed electronically. The reports we will be required to file are Forms 10-K, 10-Q, and 8-K.  We will not be a fully reporting company because we are not registering a class of securities under Section 12 of the Exchange Act.

You may read copies of any materials we file with the SEC at the SEC’s Public Reference Room or visiting the SEC’s Internet website (see “Available Information” above). The Company intends to file, in a period up to 90 days after the termination of this offering, a Form 8A to register our common shares under the Exchange Act and to make the Company a mandatory reporting issuer under the Securities and Exchange Act of 1934 as Amended.

When an issuer's registration statement under the Securities Act of 1933 becomes effective, Section 15(d) requires the issuer to file the reports required by Section 13(a) of the Exchange Act with respect to each class of securities covered by the registration statement. The issuer must continue to file these reports until the Section 15(d) reporting obligation for each class of securities is suspended.

The Section 15(d) reporting obligation is suspended while a class of securities is registered under Section 12 of the Exchange Act. In addition, there are two other ways in which a Section 15(d) reporting obligation may be suspended. First, Section 15(d) provides for an automatic statutory suspension of this reporting obligation if, on the first day of any fiscal year other than the fiscal year in which a Securities Act registration statement became effective, there are fewer than 300 record holders of the class of securities offered under the Securities Act registration statement. Second, an issuer may seek to avail itself of the suspension provided by Rule 12h-3 at any time during the issuer's fiscal year if it meets the conditions of the rule.

In order to rely on Rule 12h-3, the issuer:

•

must be current in its Exchange Act reporting obligations;

•

must have (1) fewer than 300 record holders of the class of securities offered under the Securities Act registration statement; or (2) fewer than 500 record holders and its assets must not have exceeded $10 million on the last day of each of the issuer's three most recent fiscal years; and

•

must not have had a Securities Act registration statement relating to that class of securities become effective in the fiscal year for which the issuer seeks to suspend reporting, or have had a registration statement that was required to be updated by Section 10(a)(3) of the Securities Act during the fiscal year for which the issuer seeks to suspend reporting, and, if the issuer is relying on the fewer than 500 record holder and $10 million in assets threshold noted above, during the two preceding fiscal years.

In order to avail itself of the suspension provided by Rule 12h-3, the issuer must also file a certification of termination on Form 15. If the certification of termination on Form 15 is subsequently withdrawn or denied, the company must file all reports that would have been required if the Form 15 had not been filed. Similarly, if in the future the issuer no longer satisfies the requirements under which it was able to cease reporting under Section 15(d), the suspension ends and the reporting obligation returns without any action by the issuer.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374

Plan of Operations

6. We note your tabular disclosures and the column where you provide estimates of operational costs depending on the proceeds raised in this offering. Please revise this section to better explain how the varying scenarios will impact the type of development efforts you will be able to pursue.

RESPONSE:

We have added the following paragraphs on page 37:

“We believe that the sale of 100% of the shares offered herein would present us with an ideal financial position to successfully develop our business. We would have $76,741.00 available to us for product development and we believe we would be able to hire the service of a third party development firm in India or Russia to develop our two apps, G.G.App and G.G.App Encriptor. With $10,963.00 to test our apps we believe would be able to hire a third party Company to conduct the tests. We expect to use $16,445.50 to contract a marketing company to advertise the apps as our Marketing and sale efforts and $5,481.50 would be allocated for internet, office supplies and telephone costs.

The sale of 75% of the shares offered herein would provide us $52,944.00 for product development and we believe we would be able to hire the service of a third party development firm in India or Russia to develop our two apps, G.G.App and G.G.App Encriptor. With $7,560.00 to test our apps we believe we would be able to hire a third party Company to conduct the tests. We expect to use $11,345.00 to contract a marketing company to advertise the apps as our Marketing and sale efforts and $3,781.00 would be allocated for internet, office supplies and telephone costs.

With the sale of 50% of the shares offered herein, we would have $29,143.00 available for product development and we believe we would be able to hire the service of a third party development firm in India or Russia to develop one app, G.G.App. With $4,161.00 to test our apps we believe we would be able to hire a third party Company to conduct the tests. We expect to use $6,245.00 to contract a marketing company to advertise the apps as our Marketing and sale efforts and $2,081.00 would be allocated for internet, office supplies and telephone costs

The sale of 25% of the shares offered herein would provide us $5,343.00 for product development and we believe we would be able to hire the service of a third party development firm in India or Russia to develop one app, G.G.App. With $761.00 to test our apps we believe we could be able to hire a third party Company to conduct the tests, but if necessary, the president would be responsible to conduct the tests. We expect to use $1,145.00 to contract a marketing company to advertise the apps as our Marketing and sale efforts and $381.00 would be allocated for internet, office supplies and telephone costs.”

7. Please expand your disclosure here to explain how your management arrived at the cost estimates provided in this section. To the extent there are any uncertainties associated with these estimates, ensure that you identify them and discuss the resulting risks to investors.

RESPONSE:

We have added the below paragraph as the 2nd full paragraph on page 38:

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374

“All the cost estimates in our Plan of Operations were based only on our Company’s expectations. The actual costs may differ from our estimated values, which could result in a complete inability to develop and/or sell our apps. If we cannot fully develop and/or sell our apps, investors in our Company would lose their entire investment.”

8. Please expand your disclosure, here or elsewhere in the prospectus, to describe with specificity the challenges associated with developing the software for your proposed apps, and whether you anticipate any obstacles in ensuring that G.G.App Encriptor functions on mobile phone software platforms and cellular phone networks.

RESPONSE:

We have added the below paragraph as the 3rd full paragraph on page 38:

“Furthermore, we can face some challenges associated with developing the software for our proposed apps. We are completely dependent on third party developers and we may not be able to find a competent and knowledgeable developer. Also, we will need to ensure that G.G.App and G.G.App Encriptor functions on mobile phone software platforms and cellular phone networks will work properly and it is possible that some problems related to the reliability and stability of our technology could arise and we could not be able to solve them within our budget or at all.”

9. We note your disclosure elsewhere in the document stating that Mr. Siwarirat does not have any experience in this type of business. Please discuss with specificity whether the lack of such experience will impact his ability to select staff or consultants with the appropriate programing skills, supervise and evaluate the works of such persons, and how he will determine whether programing milestones have been successfully accomplished.

RESPONSE:

We have added the below paragraph as the 4th full paragraph on page 38:

Mr. Siwarirat does not have any experience in this specific type of business and the lack of such experience can impact negatively his ability to select staff or consultants with the appropriate programing skills; his ability to supervise and evaluate the works of such persons would also be limited. Further, this lack of experience can diminish how he will determine whether programing milestones have been successfully accomplished. All decisions in this Company will be made by him based on his common sense, but his inexperience can impair his judgement.

Exhibits

Exhibit 5.1, Legality Opinion

10. We note that the legal opinion indicates that counsel “[has] not been engaged to prepare any portion of the Registration Statement … [and that counsel] express[es] no opinion as to the accuracy or adequacy of the disclosure contained in the Registration Statement.” Please have counsel provide us with their analysis as to why this disclaimer is necessary and appropriate.

RESPONSE:

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374

Attorney for the S-1 Opinion Mr. Price has responded to this Comment –

“I have again reviewed my S-1 Opinion which is before you for this Issuer and am unclear as to what “analysis” is necessary as to my Legal Opinion. The qualifying language limiting my opinion I utilized is common and in fact an industry standard. Of several “S-1 Legal Opinions” I pulled, every one of them had essentially the same qualifying language. In fact, I would note that in almost any legal opinion – for shares under the purview of the SEC or in any other matter - an attorney who is requested to write a narrow opinion as to one aspect of a transaction, as a rule does (& should) always specify that his legal opinion relates solely to the matter before him, and not to other aspects of that transaction, for which he was neither retained nor had any input. Point of fact, I am working on a transaction for a client right now wherein we have exactly this language from a financial attorney, a real estate attorney and myself as a Corporate attorney – each opining that his opinion relates solely to his niche and not to be construed as opining anything in another attorney’s area of competence.

I would refer generally to SLB 19, with which I find this opinion in full comport. I have addressed all the required elements necessary and the caveat was only to clarify my function and limitation of legal opinion particular to those addressed. In no way do I (or could I) see this as somehow casting a negative eye on the Registration Statement in general. However I have not been retained for the filing of this Registration Statement, rather for the S-1 Opinion, and as such, it is certainly appropriate and thoughtful that I clarify the delineated perimeters to which my legal opinion adheres. It is to my best judgement, and as an officer of the Court, my good faith belief that this language – while not only standard – is both fully compliant with the required elements of said Legal Opinion; but moreover both clarifying and beneficial in addressing the exact subject matter of my opinion. To suggest its removal immediately opens this attorney up to the full obligations of defending any and every possible aspect of the full registration, a task for which he has never been retained, taken part of, or has any knowledge. As between the two, I objectively and professionally believe that the caveat as contained in my opinion limiting it to those matters I opined is legally clearer and more accurate. “

Signatures, page 53

11. The registrant appears to have signed the registration statement on March 25, 2015; however, the audit report is dated March 26, 2015. Please advise why you believe it is appropriate for the registration statement to have been signed by the company prior to the completion of the audit.

RESPONSE:

We have updated the dates throughout the registration statement, reflecting that the registration has been signed after the completion of the audit.

www.globalgard.com

phiraphat.siwarirat@globalgard.com

Phone: 702-553-4109

Fax: 702-446-8374